Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS DECLARES QUARTERLY DIVIDENDS ON LISTED PREFERRED UNITS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, August 8, 2025 – Brookfield Property Partners (“BPY” or the “Partnership”) announced today that the Board of Directors has declared quarterly distributions on the Partnership’s Class A Nasdaq-listed BPYPP, BPYPO, BPYPN and BPYPM (TSX: BPYP.PR.A) preferred units of $0.40625 per unit, $0.3984375 per unit, $0.359375 per unit and $0.390625 per unit, respectively, payable on September 29, 2025, to holders of record at the close of business on September 2, 2025.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier real estate companies. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, single-family rentals, manufactured housing, student housing and self-storage.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN, TSX: BN). More information is available at www.brookfield.com.

Contact:

Keren Dubon

Investor Relations

Tel.: (212) 618-3440

Email: Keren.Dubon@brookfield.com